

March 20, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

T Riggs Eckelberry
Chief Executive Officer
OriginOil, Inc.
2020 Century Park East, 14th Floor
Los Angeles, CA 93117

Re: **OriginOil, Inc.**
        Registration Statement on Form S-1/A
        Filed on: March 14, 2008
        File No.: 333-147980

Dear Mr. Eckelberry:

        We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus Cover Page</u>

1. The use of the term "units" in the fourth paragraph seems misplaced. Please correct accordingly.

<u>Risk Factors, page 1</u>

    <u>A lack of government subsidies for the biofuels industry may hinder . . ., page 3</u>

2. Please revise your disclosure by providing a clearer understanding of biofuels industry dependency on government subsidies.

<u>Management Discussion and Analysis, page 6</u>

    <u>Critical Accounting Policies, page 6</u>

3. We note your revised disclosure in response to comment 5 of our February 14, 2008 letter. Part V of SEC Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, states that the disclosure required in the

Critical Accounting Estimates discussion of MD&A should supplement and not duplicate the accounting policies set forth the in financial statements. We note that your discussion repeats verbatim the accounting policies disclosed in pages 31, 32 and 34 of the registration statement. Please reconsider your disclosures in light of our guidance and the current status of your company's business.

Plan of Operation and Financing Needs, page 7

4. We note your revised disclosure in response to comment 6 of our February 14, 2008 letter. In the second paragraph of your discussion the use of the term "process development" seems too generic; the terms "sensor array management" and "iteration of metering and logging" are not self-explanatory or easily understandable. Please revise your disclose to explain and provide a better understanding of these terms.

Description of Business, page 8
Overview of Business, page 8

5. In the second and third paragraphs of your revised disclosure, you arrive at certain conclusions about global warming and refer to certain statistical data about global oil demand. If the source of your disclosure in both paragraphs is information published by the Energy Information Association, please make such disclosure in the filing. Otherwise, please disclose the sources of your information.

Executive Compensation, page 12

6. In the opening paragraph, you refer to "four most highly compensated officers." We note, however, that on page 10 you state that you have only two full time employees and, other than Mr. T Riggs Eckelberry, you do not disclose executive compensation for any other officer. Please revise your disclosure to the extent necessary to remove any discrepancies.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

T Riggs Eckelberry
OriginOil, Inc.
March 20, 2008
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregory Sichenzia, Esq. (via facsimile @ (212) 930-9725)
        Jared Daniel Verteramo, Esq. (via facsimile @ (212) 930-9725)
        Sichenzia Ross Friedman Ference LLP
        61 Broadway
        New York, NY 10006